CHATSWORTH SECURITIES LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

PUBLIC

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SEC FILE NUMBER
8-49199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CHATSWORTH SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

95 EAST PUTNAM AVENUE
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Barnett	212-490-3113	dbarnett@fulviollp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB & COMPANY, P.A.
(Name – if individual, state last, first, and middle name)

100 EST SYBELIA AVENUE, SUITE #130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

07/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RALPH DIFIORE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CHATSWORTH SECURITIES, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Pamela S Kremer, Notary Public
Northampton County
My commission expires May 1, 2027
Commission number 1434134

Signature: Ralph D. [signature]

Title:
SENIOR MANAGING DIRECTOR

[signature] 01/22/26

Notary Public Pamela S. Kremer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130	*Certified Public Accountants*	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Chatsworth Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Chatsworth Securities LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Chatsworth Securities LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Chatsworth Securities LLC's management. Our responsibility is to express an opinion on Chatsworth Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Chatsworth Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, P.A.

We have served as Chatsworth Securities LLC's auditor since 2018.

Maitland, Florida

March 14, 2026

CHATSWORTH SECURITIES CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

<u>ASSETS</u>

Cash	$	36,721
Marketable securities at fair market value		143,458
Advances		30,900
Loan and interest receivable		3,808
Prepaid expenses		10,245
Security deposit		5,447
TOTAL ASSETS	$	230,579

<u>LIABILITIES AND MEMBER'S EQUITY</u>

LIABILITIES

Accrued expenses and other liabilities	$	18,786
EIDL loan		75,000
TOTAL LIABILITIES		93,786
MEMBER'S EQUITY	$	136,793
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	230,579

The accompanying notes are an integral part of this statement.

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Chatsworth Securities LLC, (the "Company") was organized under the Limited Liability Company Laws of the State of New York in March 1996. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in a single line of business as a securities broker-dealer. In this capacity the Company provides investment banking services including financial advisory and debt and equity private placements.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk using a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Depreciation is charged to operations over the estimated useful lives of the assets on a straight-line basis.

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash deposited with a single brokerage institution is insured up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corp. ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainer and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2025 there are no contract liabilities.

The Company also generally performs due diligence on new investment banking clients. The Company is reimbursed for the due diligence performed, and records the reimbursement as other income. These revenue are generally recognized at the point in time when the due diligence performance obligations have been met.

3. ADVANCES

Advances represent funds provided to an employee of the Company. These amounts are expected to be repaid or applied against future compensation or expenses. As of December 31, 2025, advances outstanding totaled $3,100. Management expects the balance to be settled in the normal course of business. Prepaid expenses represent items paid in advance of the recognition date as an expense.

4. LOAN RECEIVABLE

Loan receivable represents an unsecured loan made to a registered representative of the Company. The loan does not bear interest and does not have forma repayment terms. Management expects the balance to be repaid. As of December 31, 2025 the outstanding balance of the loan receivable was $30,900. Management believes the balance is fully collectible and, accordingly, no allowance for credit losses has been recorded.

5. DEPRECIATION

Furniture and equipment are stated at cost and recorded net of accumulated depreciation using straight line with estimated useful lives of three years.

Furniture and equipment as of December 31,2025 consisted of office computers at a cost of $3,886. Depreciation expense for the year was $1,138 and is now fully depreciated.

6. MARKETABLE SECURITIES OWNED, AT FAIR VALUE

Marketable securities owned, at fair market value consist of:

Exempt securities	$64,338
Corporate bonds	50,927
Money market	26,102
Corporate equities	2,085
Total	$143,452

7. CONCENTRATION OF CREDIT RISK

The largest two clients accounted for 78% of consulting and private placement revenue for the current year, while the largest client accounted for 73% of the same.

8. FAIR VALUE MEASUREMENT

The Company follows FASB ASC 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities. Level 1 inputs have the highest reliability and are for identical assets and liabilities with unadjusted quoted prices in active markets. Level 2 inputs relate to assets and liabilities with unadjusted quoted prices in the active market which are observable either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist. The three levels of the fair value hierarchy in ASC 820 are described as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

8. FAIR VALUE MEASUREMENT (continued)

Level 2 -   Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

- Quoted prices for similar assets and liabilities in active markets, and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (eg, interest rate and yield curve quotes at commonly quoted intervals).

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -   Unobservable inputs for the assets or liabilities (ie, supported by little or no market activity). Level 3 inputs include assumptions that market participants would use in pricing the assets or liabilities (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest-level input that is significant to the fair value measurement in its entirety. There were no transfers between Level I and Level II during the year ended December 31, 2025.

The following table presents the companies fair value hierarchy for investments measured at fair value on a recurring basis on December 31, 2025:

	Level I	Level II
Exempt securities	$64,338	
Corporate bonds		$50,927
Money Market	26,102	
Corporate equities	2,085	
Total Investments	$92,525	$50,927

9. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns.

Uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken while preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2022, 2023, 2024 and 2025. For the year ended December 31, 2025, management has determined that there are no material uncertain income tax positions.

10. SEGMENT REPORTING

The Company is providing the following information pursuant to ASC 280 "Segment Reporting", which is a new rule in 2025.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its Managing Director as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

11. SBA LOANS

On June 16, 2020, the Company received $75,000 on an COIVD-19 Economic Injury Disaster Loan (EIDL) from the SBA. This is a 30-year loan, and bears interest at a rate of 3.75% per annum and is included in the Statement of Financial Condition. Outstanding interest of $3,306.32 has been accrued and is included in the Statement of Financial Condition in Accrued expenses & other liabilities. Interest expense for the year, on this loan, was $2,812 which is included in the Statement of Operations as interest.

Required installment payments of $366 monthly began 12 months from the date the loan was advanced. On March 26, 2021 the deferment period was extended to a total of 24 months by the SBA. Installment payments began in December 2022. The loan calls for installment payments to be applied to accrued interest first. The table below reflects installment payments to be made.

2026	$ 4,392
2027	$ 4,392
2028	$ 4,392
2029	$ 4,392
After 2030	$37,664

12. OTHER REVENUE

Other revenues consist primarily of amounts received pursuant to settlement agreement in connection with services provided in prior years.

13. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $80,706 which exceeded the minimum requirement of $6,252 by $74,454. At December 31, 2025 the Company's ratio of aggregate indebtedness to net capital was 116.21 to 1.

14. LEASE

The Company had no office space lease commitments as of December 31, 2025, as it leases its office space on a month to month lease. There is a security deposit on this lease of $5,447 at December 31, 2025

Rent expense related to office space for 2025 aggregated to $38,612 and is included in the occupancy line item on the statement of operations.

15. COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2025 or during the year then ended.

16. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.